MYTRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

6 September 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

06016711

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 6th of September 006, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

9/11

part of MYTRAVEL group

MyTravel Group plc.
Registered Office
Holiday House, Sandbrook Park, Sandbrook Way,
Rochdale, Lancashire OL11 1SA

Registered in England.
Company Registration No. 742748

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Legal & General Investment Management

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 914945	155,533
HSBC Global Custody Nominee (UK) Ltd A/c 923363	1,187,400
HSBC Global Custody Nominee (UK) Ltd A/c 775237	400,000
HSBC Global Custody Nominee (UK) Ltd A/c 942199	2,068,500
HSBC Global Custody Nominee (UK) Ltd A/c 942229	2,057,500
HSBC Global Custody Nominee (UK) Ltd A/c 942217	2,055,633
HSBC Global Custody Nominee (UK) Ltd A/c 942205	2,072,300
HSBC Global Custody Nominee (UK) Ltd A/c 942175	2,072,800
HSBC Global Custody Nominee (UK) Ltd A/c 942187	2,058,500
HSBC Global Custody Nominee (UK) Ltd A/c 775245	1,333,941
Northern Trust A/c LGD01	2,520,666
Northern Trust A/c LGQ01	719,400
HSBC Global Custody Nominee (UK) Ltd A/c 770286	735,819
HSBC Global Custody Nominee (UK) Ltd A/c 357206	10,876,063
HSBC Global Custody Nominee (UK) Ltd A/c 866203	863,628
HSBC Global Custody Nominee (UK) Ltd A/c 969995	1,103,184
HSBC Global Custody Nominee (UK) Ltd A/c 999392	11,284
Northern Trust A/c LGL01	946,630
HSBC Global Custody Nominee (UK) Ltd A/c 754612	6,166,435
HSBC Global Custody Nominee (UK) Ltd A/c 361602	110,000
HSBC Global Custody Nominee (UK) Ltd A/c 282605	5,705,000
HSBC Global Custody Nominee (UK) Ltd A/c 360509	722,426
HSBC Global Custody Nominee (UK) Ltd A/c 766793	1,283,553
HSBC Global Custody Nominee (UK) Ltd A/c 924434	307,678
HSBC Global Custody Nominee (UK) Ltd A/c 924422	1,156,696
Northern Trust A/c PRE04	18,638
Northern Trust A/c LGE01	49,648
Northern Trust A/c LIF01	1,522

Northern Trust A/c SVX01	1,418
Chase Nominees A/c 39154	411,000
HSBC Global Custody Nominee (UK) Ltd A/c 881071	14,333
Northern Trust A/c LLP01	63,333
Northern Trust A/c LLL01	74,500
Northern Trust A/c LLV01	90,404
Northern Trust A/c CNF01	36,833
Total	49,452,198

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

5 September 2006

12. Total holding following this notification

49,452,198 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

10.73% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux , Assistant Company Secretary

Date of notification

6 September 2006

Your Fax: 01706 742204

RECEIVED
- 5 SEP 2006
Company ...

1 September, 2006

Legal & General

Legal & General
Investment Management
Bucklersbury House
3 Queen Victoria Street
London EC4N 8NH

Tel 020 7489 1888
Fax 020 7528 6833
www.lgim.co.uk

My Travel Group
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale, OL11 1SA

Attn: Greg McMahon

Disclosure of Interest in shares Under Section 198 Companies Act 1985

Please find below the details of the notifiable interest of Legal & General Investment Management in the relevant share capital of your company:

Material Interest

HSBC Nominees Ltd A/c 914945	155,533
HSBC Nominees Ltd A/c 923363	1,187,400
HSBC Nominees Ltd A/c 775237	400,000
HSBC Nominees Ltd A/c 942199	2,068,500
HSBC Nominees Ltd A/c 942229	2,057,500
HSBC Nominees Ltd A/c 942217	2,055,633
HSBC Nominees Ltd A/c 942205	2,072,300
HSBC Nominees Ltd A/c 942175	2,072,800
HSBC Nominees Ltd A/c 942187	2,058,500
HSBC Nominees Ltd A/c 775245	1,333,941
Northern Trust A/c LGD01	2,520,666
Northern Trust A/c LGQ01	719,400
HSBC Nominees Ltd A/c 770286	735,819
HSBC Nominees Ltd A/c 357206	10,876,063
HSBC Nominees Ltd A/c 866203	863,628
HSBC Nominees Ltd A/c 969995	1,103,184
HSBC Nominees Ltd A/c 999392	11,284
Northern Trust A/c LGL01	946,630
HSBC Nominees Ltd A/c 754612	6,166,435
HSBC Nominees Ltd A/c 361602	110,000
HSBC Nominees Ltd A/c 282605	5,705,000
HSBC Nominees Ltd A/c 360509	722,426
HSBC Nominees Ltd A/c 766793	1,283,553
HSBC Nominees Ltd A/c 924434	307,678
HSBC Nominees Ltd A/c 924422	1,156,696
Northern Trust A/c PRE04	18,638
Northern Trust A/c LGE01	49,648
Northern Trust A/c LIF01	1,522
Northern Trust A/c SVX01	1,418
Chase Nominees A/c 39154	411,000

Legal & General
Investment Management Limited
Registered in England No. 2091894
Registered Office: Temple Court,
11 Queen Victoria St. London EC4N 4TP

HSBC Nominees Ltd A/c 881071	14,333	
Northern Trust A/c LLP01	63,333	
Northern Trust A/c LLL01	74,500	
Northern Trust A/c LLV01	90,404	
Northern Trust A/c CNF01	36,833	
	49,452,198	10.72%

10.73%.

We currently have a notifiable interest in 49,452,198 Ord 0.30 shares which we understand represents 10.72% of that class of your share capital calculated on an issued share capital of 461,003,277 Ord 0.30 shares.

Should you wish to discuss any aspect of this notification, please do not hesitate to contact **Helen Lewis** on 020 7528 6742.

Yours faithfully,

Helen Lewis
Authorised Signatory

Helen Tasker
Authorised Signatory

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

5 September 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 4th of September 006, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-060905

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Standard Life Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Standard Life Group

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5. Number of shares / amount of stock acquired

None

6. Percentage of issued class

None

7. Number of shares / amount of stock disposed

957,959

8. Percentage of issued class

0.21%

9. Class of security

30p ordinary shares

10. Date of transaction

31 August 2006

11. Date company informed

1 September 2006

12. Total holding following this notification

54,440,661

13. Total percentage holding of issued class following this notification

11.81% of the 30p ordinary shares

14. Any additional information

None

15. Name of contact and telephone number for queries

Mike Vaux, +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

4 September 2006

citigroupJ

RECEIVED

2006 SEP 11 P 12:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Transaction Control
1 Calton Square
2nd Floor, Greenside
Edinburgh
EH1 3AJ

Fax: 0131 524 2920
Tel: 0131 524 2829
E-mail: transaction.control@citigroup.com

Company Secretary
My Travel PLc
Fax: ~~0161 232 6524~~ 01706 742 650

1 September, 2006

Dear Sir / Madam

My Travel PLc Ord GBP0.3 shares

In terms of Part VI of the Companies Act 1985 (as amended), I have to inform you on behalf of Standard Life Investments that on 31/08/06, Standard Life Investments disposed of 957,959 shares on behalf of Standard Life Group. This decreased the total held as a **notifiable** interest (including material and non-material interests) to 54,440,661 shares being 11.874% of the issued stock of that class.

No. of shares held	Registered Name
54,440,661	Vidacos Nominees

11.81

Please acknowledge safe receipt of this notice by endorsing a copy of this letter with the date of receipt and return the copy to us at the above address or by fax to 0131 524 2920.

Yours sincerely

G. Young

Transaction Control